

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2025

Sean McClain
Chief Executive Officer
Absci Corporation
18105 SE Mill Plain Blvd
Vancouver, WA 98683

      Re: Absci Corporation
          Registration Statement on Form S-3
          Filed August 12, 2025
          File No. 333-289541

Dear Sean McClain:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Augustin at 202-551-8483 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services

cc: Maggie Wong